FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Operations

Will reduction in service caused by the merger be felt at Mesa first and mainline second? For example OMA is a dual operation. Reduction in flying should go to the contract flying first.
When the merger goes through a number of changes will take place, including changes in aircraft, Still, it’s too early to tell how each city will be impacted and whether a reduction will be made in RJ or mainline flying.

The release notes that ACE (through ACTS) would provide all outsourced maintenance to the new carrier once the deal is complete. Does that mean America West will end contracts with its existing maintenance providers?
We will continue to outsource our heavy maintenance and allow Air Canada to bid for the project. US Airways heavy maintenance will also remain the same with some of it being performed in house. Air Canada will have the first right to bid on the combined airline’s outsourced maintenance (what is currently outsourced to other vendors now).

Will America West take over US Airways gates at Terminal 2 at Sky Harbor? If not, do you expect to gain from the sales of those gates?
One of the benefits of the merger will be the cost savings of combining some facilities, including gate and ticket counter space in markets where we both operate. However, in this early stage, we have yet to iron out those details, meaning we don’t have details on any potential sales of assets or combining gate space. We’ll continue to keep you informed as we learn more.

With the investment from Air Canada and with Canadian carrier Jetsgo gone away, do you see further expansion to Canada from Phoenix especially into Air Canada’s main hub of Toronto?
It’s too early to tell how much and where the company will expand to in the future. Initially we are reducing and moving aircraft to help right-size the fleet and to maximize revenue opportunities as quickly as possible. But, at this early stage, we don’t have plans to increase frequency to our neighbors in the north.

What are the chances of flight attendants getting a LAS base?
At this time we will not be opening a new base for flight attendants, but that is one of many items we will consider moving forward as the merger progresses.

We still have several cities that are operated by Continental; how will this merger affect those?
A final decision on whether a merger will occur will be several months away; and even if it is approved, both airlines will operate on separate operating certificates for some period of time. This means that, in some cases, we’ll continue to use contractors for some cities’ operations, including Continental.

Before full integration will you allow employees to move around in order to save their jobs without any movement restrictions?
We’re hoping it won’t get to this point, but that attrition, early retirements, and voluntary furloughs will eliminate the need for layoffs. But, we’re also aware that some employees may want to switch locations, due to the expanded network. Still, we haven’t developed the policy for employees’ relocation, because we don’t yet know where we’ll need more or less people. So, please stay tuned and we’ll keep you informed as we learn more.

Can America West’s current buildings be expanded to handle additional personnel?
Current buildings in Arizona, specifically headquarters, can handle additional personnel. Space in other offices will be determined at a later date based on company need.

Can you comment on US Airways’ current properties with regards to ownership?
At this time US Airways is a separate entity and we cannot comment on their current properties and ownership.

Where will the Operation Center be located?
We have not determined where the combined carrier’s Operation Center will be located.

I have read in a few news sources that the remaining America West transcontinental flights (LAX-JFK, LAX-BOS) will be going away. Is this true?
The plan right now is to pull out of the transcontinental markets, but we will continue to serve all of the hub transcontinental markets, so Philadelphia – Los Angeles, Philadelphia – San Francisco; Philadelphia – Seattle for example. There will be less frequency in some of those markets, but we will continue to serve all of them.

Will we eliminate Tower Operations/Pax Planner in the LAS ? Will there be a size reduction in Tower Operations/Pax Planner area?
We don’t know at this time how many employees we’ll need at LAS, but we do plan on keeping it as a secondary hub. We’ll know far more in the coming months. In the event, though, that furloughs become necessary, we are committed to exploring options to avoid involuntary loss of jobs (such as early retirements and voluntary leaves).

Are we alienating our new East Coast frequent flyers by cutting our service perks when we transition the ‘old US Airways’ into a low-cost carrier? I feel like we may be alienating our high-yield frequent flyers on the East Coast that may run to other legacies due to more frills/benefits.

The combined carrier will be able to offer the same service perks that business travelers enjoy on America West Airlines today. We are confident those perks combined with our cost structure will be attractive to business and leisure travelers.

What will the planes look like now that we are going to be US Airways?
The plan is to switch to the US Airways livery (paint scheme), both because of their brand recognition and the cost savings. See, changing to all-America West would be pricey (since 3/4 of the fleet is US Airways) and changing the entire fleet to a new name would obviously be even more pricey. So, for now, the plan is to stick with the US Airways livery. We’ll know more soon and we’ll update employees at that point.

I’ve heard various rumors on the when’s and how’s of the reduction of ten aircraft. Is there a timeline for the return of these aircraft?
Between now and the time we expect the merger to be approved (end of Sept./Oct.) we will get rid of 10 aircraft (2 Boeing 737s and 8 A320s).

Will the LAS crew base stay open? If so, will it get any larger?
In the short-term yes we will keep the LAS crew base open. We have not examined the long-term impact of a crew base in LAS and the combined airline. We’re focused on minimizing the impact on America West employees. At this time, we anticipate there will be minimal impact for many of the operation-specific areas, like flight crews (pilots and flight attendants), maintenance, reservations and airports.

The Command Center and SOC employees are non-union. Will we be okay with the merger?
We believe we’ll need fewer people to run the collective operation; however, as Doug has said, we hope that attrition will account for much of the necessary reduction. As always, we’re focused on minimizing the impact on America West employees.

Earlier reports suggest the new airline would focus on the Midwest and Hawaii, can you comment on those reports now?
As a combined carrier we will focus on the entire route network as a combined company, not just the Midwest. No America West press release mentioned a Midwest focus, so we’re not sure what you were reading when you saw a note about a “Midwest focus.”

Benefits & Pay

Will the new US Airways be a ZED fare carrier for our employees? Second, in this tight financial economy will our employees still be able to non-rev the entire system for free?
We don’t know what the pass travel policy, including being a ZED fare carrier, will look like when the airlines merge. We’re in the process of reviewing the travel policies crafting one new policy that will incorporate features from both. We should have some definite answers within a few months and will communicate it to all our employees and retirees at that time.

Will part-time employment be an option once the new company is in place?
It is highly likely that within some work groups and company locations, part-time employment will be an option.

Since our emergence from Chapter 11, employees hired prior to 1993 have been eligible to receive medical benefits even if they are employed part-time. Will this still be the case after the merger?
Right now we’re in the process of reviewing the benefit policies of both airlines and crafting one new policy that will incorporate the best of both. While we don’t know an exact answer to your question just yet, we can assure you that we are keeping you in mind. We should have some definite answers within a few weeks and will communicate it to all our employees and retirees at that time.

I would like to know what will happen to the flight benefits for people that will be retiring at the end of the this year or early part of next year under America West, will they be integrated into US Airlines or not?
Until we receive approval for the merger (September/October), we will not make any changes to non-rev travel. In other words, America West team will not be allowed to list as an employee for current US Airways flights and vice versa.

In evaluating the two programs, including boarding by seniority vs. check-in time, HR will strive to offer a fair benefits package to employees and retirees; however, at this point, we don’t know what features will be adopted from the respective policies.

Will retirees keep our benefits with US Airways?
Until the merger’s approval, all benefits to remain status quo and, once the merger is approved, retirees of America West will simply become retirees of the new company. We don’t anticipate major changes to benefits – of active or retired employees – including travel, medical, dental, life, etc.

We’ll have more details to come as the merger progresses, but, in the short-term, America West will hold its annual enrollment this year in October as usual, and we will not be changing carriers or benefit plan designs for this enrollment period.

Do you know yet if our benefits will change? If they do... in what way?
Right now, we don’t have specifics on what will happen with benefits, but our goal will not change: to offer our employees a competitive benefits package at an affordable price. When we merge with US Airways, we will continue to review the benefits we offer at least annually.

In the short-term, America West will hold its annual enrollment this year in October as usual, and we will not be changing carriers or benefit plan designs for this enrollment period.

Although I am extremely new to America West I am curious about the flight benefits. Will we end up using seniority for non-rev boarding?
Until we receive approval for the merger (September/October), we will not make any changes to non-rev travel. In other words, America West team will not be allowed to list as an employee for current US Airways flights and vice versa.

We know that paying for non-rev passes and boarding by seniority vs. by check-in time are both big questions on AWA employees’ minds. In evaluating the two programs, including boarding by seniority vs. check-in time, HR will strive to offer a fair benefits package to employees and retirees; however, at this point, we don’t know what features will be adopted from the respective policies.

Labor Relations & Unions
What is the protocol for a joining of a union/non-union work force?
We do not have all of the answers right now, but we will continue to update you as soon as possible. When we have more definitive answers regarding integration for union and non-union work groups we will provide an update.

Will the employees of each airline be required to apply and interview for their current positions at the new merged airline?
No. If you are currently employed with either company you will not have to interview for your current position.

About three months ago AWA announced a referral program in Vegas due to the short staffing issues. AWA was going to pay employees $500 if the person they referred stayed a year. Is the combined carrier going to stay committed to paying those employees?
Yes. We expect that the company will honor the referral program already in place.

If a position becomes vacant, and it’s a position where there is anticipated duplication between airlines, will that position be able to be filled?
Those decisions will be handled on a case-by-case basis.

How will ramper integration be handled?
We know that this is a major source of concern for employees and, although we don’t have all of the answers right now, we can tell you a little bit about the process. The integration of seniority lists is the responsibility of the union or unions representing the workgroups.

In cases where a union does not have a seniority integration process, or the work groups at the two airlines are represented by different unions, the unions and the National Mediation Board will work together to first determine which union will represent the combined work force and then integrate that group’s seniority list.

While management’s role in the seniority integration process is limited, we are committed to applying influence where we can for the unions to ensure seniority integration is accomplished in a fair and equitable manner.

What are the chances that America West will offer some sort of a buy out package to the union and non-union employees?
When the merger occurs, we will make every effort as we combine work groups to avoid forced layoffs for our employees, just as we did when we downsized our Columbus Hub or reduced operations in other locations. Before resorting to any involuntary furlough or layoff, we will look at whether we can offer voluntary furloughs, company convenience leaves, transfers, and early out programs.

Will we still have jobs?
When the merger occurs, we will make every effort as we combine work groups to avoid forced layoffs for our employees. We’re hoping that natural attrition, as well as voluntary furloughs, early retirements, and leaves will eliminate the need for involuntary furloughs.

The bottom line is that we are committed to treating all employees fairly, and we will do everything possible to make the merger as smooth and painless as possible for our employees. The end goal is to create a more stable airline that provides employees with increased job security and long-term stability.

We’re committed to providing ongoing and consistent updates about the impact a merger will have on your work group, reporting structure, and work location as soon as it is available.

When layoffs happen, will you follow the last-hired, first-fired policy? And if there are layoffs what notice will you give to those who will be laid off?
Layoffs are not a certainty, so at this point, we won’t speculate as to how such a process would be handled. As we’ve said, when the merger occurs, we will make every effort as we combine work groups to avoid forced layoffs for our employees. We’re hoping that natural attrition, as well as voluntary furloughs, early retirements, and leaves will eliminate the need for involuntary furloughs.

The bottom line is that we are committed to treating all employees fairly, and we will do everything possible to make the merger as smooth and painless as possible for our employees. The end goal is to create a more stable airline that provides employees with increased job security and long-term stability.

We’ll provide ongoing and consistent updates about the impact a merger will have on your work group, reporting structure, and work location as soon as it is available.

General

What happens during the bid process?
During the bid process – or open auction period – other parties may make offers, which are subject to approval by US Airways’ credit committee and the Bankruptcy court. The auction will close when the Court approves one of the party’s offers.

The companies continue to operate as two separate airlines throughout the bid, which is estimated to come to a close in the fall.

In the long run all costs are variable from a cost accountants point of view, however in a industry like ours where many costs are fixed, how soon to you expect to benefit from the economy of scale?
We expect to benefit from the economy of scale almost immediately by removing unprofitable flying, introducing service to Hawaii and reducing overall capacity.

How does US Air’s operation reduce its CASM to AWA’s current levels, even though I would think US Air’s RASM is much higher than AWA and it may not be as critical to get their CASM to our level?

US Airways has spent the past several years focusing on CASM reduction, and they’ve brought their costs down significantly. Much of their cost reduction has been on the labor cost side though and we believe there are additional cost synergies to be had, including in the area of information technology. Additionally, many of the “synergies” we’ve talked about – including shared facilities, a reduction in unprofitable flying, and technology savings – bring costs down for the combined airline.

What will be the new arena name for the Suns?
We currently own the naming rights to the arena. After the deal we will address changing the name, but no timeframe has been decided for that change.

Who is going to pay for our new uniforms that say US Airways?
Uniform discussions might not necessarily the priority for now, but we know that, at some point, we will operate under one brand and livery. That may mean changes to uniforms, but we don’t know for sure just yet and we haven’t yet made plans for payment.

How is the new US Airways going to effectively compete in the highly competitive transoceanic market with a “low-fare, full service” business strategy? What are we hoping for that will make this market penetration (the transoceanic market) successful?
US Airways already flies in the transoceanic market. We believe our low-fare, full-service structure is in demand and can be successful in those markets with the right business plan in place, just as it has been in the U.S.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.